UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               WASHINGTON, D.C.  20549

                    FORM 12b-25
            Commission File No. 1-10204

            NOTIFICATION OF LATE FILING


(Check One):  [X]Form 10-K  [ ]Form 20-F  [ ]Form 11K
              [ ]Form 10-Q  [ ]Form N-SAR


         For Period Ended: February 1, 2003
                           ----------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                --------------


     Nothing in this form shall be construed to verify that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: NOT APPLICABLE.





















                        PART I
                REGISTRANT INFORMATION


Full Name of Registrant:               CPI Corp., Inc.
Former Name if Applicable:             N/A
Address of Principal Executive
  Office (Street and Number):          1706 Washington Avenue
City, State and Zip Code:              St. Louis, MO  63103


                        PART II
                RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in PART II of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                        PART III
                       NARRATIVE

     State below in reasonable detail the reasons why
Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

      On April 24, 2003, the Registrant, CPI Corp. ("CPI" or the "Company"), submitted supplemental information and proposed revisions to its Annual Report on Form 10-K for fiscal year 2001 and proposed revisions to its Quarterly Reports on Form 10-Q for the first three quarters of fiscal year 2002 in response to a comment letter from the staff of the Securities and Exchange Commission (the "Staff") arising from a routine review of Company filings. CPI received the Staff's reply late in the afternoon of Friday, May 2, 2003. The Company required additional time to review, evaluate and reply to the Staff's latest comments. In a conversation with the Staff on Monday, April 28, 2003, it was suggested that CPI file this form. The Company believes that the remaining issues will be finally resolved in time for the Company to reflect the resolution in its Annual Report on Form 10-K for fiscal year 2002. The Company plans to file its Form 10-K for fiscal year 2002 on or before May 17, 2003.



                        PART IV
                  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Gary W. Douglass       (314)      231-1575  Ext. 3310
         -----------------------------------------------------
         (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding
    12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                      [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [ ] Yes   [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       CPI Corp. Inc.
         --------------------------------------------
         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 5, 2003     By: /s/ Gary  W. Douglass
      -----------         -------------------------------------
                              Gary W. Douglass
                              Executive Vice President, Finance
                              Chief Financial Officer